EXHIBIT 21.1

LIST OF SUBSIDIARIES

The following is a list of all subsidiaries of the Company, jurisdiction of incorporation or organization and the percentage of shares owned, directly or indirectly, by the Company, as of December 31, 2002.

Name	State or Other Jurisdiction of Incorporation	Percentage of Shares Owned

Princeton eCom Corporation	Delaware	38.0%
Tanisys Technology, Inc.	Wyoming	36.2%
Microbilt Corporation	Delaware	9.0%
Sharps Compliance Corp.	Delaware	7.1%